UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-124935-02

Harley-Davidson Motorcycle Trust 2005-4

(Harley-Davidson Customer Funding Corp)

(Exact name of registrant as specified in its charter)

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890-0001

(302) 651-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Harley-Davidson Motorcycle Trust 2005-4

Class A-1 Motorcycle Contract Backed Notes

Class A-2 Motorcycle Contract Backed Notes

Class B Motorcycle Contract Backed Notes

(Title of each class of securities covered by this Form)

Not Applicable.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class A-1 Motorcycle Contract Backed Notes:	13
Class A-2 Motorcycle Contract Backed Notes:	13
Class B Motorcycle Contract Backed Notes:	22

Pursuant to the requirements of the Securities Exchange Act of 1934 Harley-Davidson Motorcycle Trust 2005-4 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 30, 2006	HARLEY-DAVIDSON MOTORCYCLE TRUST 2005-4

		By:	Harley-Davidson Credit Corp., as Administrator

		By:	/s/ Perry A. Glassgow
Perry A. Glassgow
Vice President and Treasurer